Exhibit (a)(5)(E)

AB PRIVATE CREDIT INVESTORS CORPORATION

Notice of Offer to Purchase for Cash

Up to 1,267,852.231 Shares of its Common Stock

at a Purchase Price Per Share of Common Stock Equal to

$9.95, which price was our Net Asset Value per Share as of June 30, 2019

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON

SEPTEMBER 25, 2019, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Fund”), is offering to purchase for cash up to 1,267,852.231 of its shares of common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to $9.95 (the “Purchase Price”), which price was the Fund’s net asset value per Share as of June 30, 2019, net to the seller in cash, less any applicable withholding taxes and without interest.

If a stockholder would like the Fund to repurchase their Shares within the limits more fully set forth in the Offer to Purchase (the “Offer to Purchase”), and the related Notice of Intent to Tender (the “Notice of Intent,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), they should contact their financial advisor or the Bernstein Global Wealth Management unit of AllianceBernstein L.P. (“Bernstein”) at (212) 486-5800 to request that written materials relating to the Offer be provided to them. These written materials, which will be sent at no expense to the stockholder, include the Offer to Purchase and a Notice of Intent to Tender. A tendering stockholder must complete, sign, and mail (certified mail return receipt requested is recommended), fax or hand deliver the Notice of Intent to the Fund’s agent specified therein, so that it is received before the Expiration Date stated below.

Stockholders who desire to tender Shares for repurchase must do so by 5:00 p.m., New York time on September 25, 2019, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”). All determinations as to the receipt of notices from stockholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Fund or its designated agents, and any such determination will be final.

As a result of the Fund’s stockholders approving the reduction of the asset coverage ratio applicable to the Fund from 200% to 150% on September 26, 2018, the Small Business Credit Availability Act (the “SBCAA”) requires the Fund to extend to its stockholders as of such date (the “Stockholder Vote Date”) the opportunity to sell the Shares held by that stockholder as of the Stockholder Vote Date, with 25% of those Shares to be repurchased in each of the four calendar quarters following the calendar quarter in which the approval was obtained. The requirement of the SBCAA is to extend to stockholders as of the Stockholder Vote Date the opportunity for the Fund to repurchase their shares owned on the Stockholder Vote Date. However, because the Fund is continuously offering its Shares to stockholders, the Fund is extending this Offer to the stockholders as of the Stockholder Vote Date with respect to all of the Shares owned as of November 27, 2018 (the date of commencement of the first required repurchase opportunity). The Offer is the fourth and final opportunity for the Fund’s stockholders to have a portion of their Shares repurchased by the Fund in accordance with the terms of the SBCAA. The first opportunity for the Fund’s stockholders to have a portion of their Shares repurchased by the Fund was pursuant to the Tender Offer Statement on Schedule TO dated November 27, 2018, as amended (the “First Quarterly Repurchase”), the second opportunity for the Fund’s stockholders to have a portion of their Shares repurchased by the Fund was pursuant to the Tender Offer Statement on Schedule TO dated February 22, 2019 (the “Second Quarterly Repurchase”) and the third opportunity for the Fund’s stockholders to have a portion of their Shares repurchased by the Fund was pursuant to the Tender Offer Statement on Schedule TO dated May 17, 2019 (the “Third Quarterly Repurchase,” collectively with the First Quarterly Repurchase and Second Quarterly Repurchase, the “Prior Repurchases”). Stockholders who failed to properly tender their Shares in full in each of the Prior Repurchases will still be required to fund any remaining commitments they have for future capital contributions to the Fund and will not be eligible to participate in the Commitment Release, as described in the Offer to Repurchase.

The Fund is offering to repurchase up to 25% of each stockholder’s total number of Shares held as of November 27, 2018 (the “Stockholder Cap”). The Fund is not required to repurchase any tendered Shares in excess of the Stockholder Cap and, therefore, the Fund is not required to repurchase, and will not repurchase, any tendered Shares to the extent those Shares are, in the aggregate, in excess of 1,267,852.231, which represents 25% of the issued and outstanding Shares as of November 27, 2018.

It is anticipated that the purchase of Shares tendered by a stockholder will be a taxable transaction for U.S. federal income tax purposes. Participating stockholders should consult their tax advisor regarding specific tax implications, including potential federal, state, local and foreign tax consequences.

Until the Expiration Date, stockholders have the right to withdraw any tenders of their Shares by giving proper notice to the Fund. Shares withdrawn may be re-tendered before the Expiration Date by following the tender procedures. If the Fund has not yet accepted a stockholder’s tender of Shares on or prior to October 15, 2019 (i.e., 40 business days from the commencement of the Offer), a stockholder will also have the right to withdraw their tender of Shares after such date.

Please note that just as each stockholder has the right to withdraw their tender, subject to the applicable rules of the Securities and Exchange Commission, the Fund has the right to cancel, amend or postpone this Offer at any time before the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase dated August 16, 2019 and is incorporated herein by reference. The information provided herein is qualified entirely by the more detailed information contained in the Offer to Purchase. The Offer to Purchase contains important information that should be read carefully before any decision is made with respect to the Offer. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase and the related Notice of Intent. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

Questions and requests for assistance may be directed to the stockholder’s financial advisor or to Bernstein at (212) 486-5800.